April 29, 2025

Scot Cohen
Chief Executive Officer
WRAP TECHNOLOGIES, INC.
3480 Main Hwy, Suite 202
Miami, Florida 33133

       Re: WRAP TECHNOLOGIES, INC.
           Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-286782
Dear Scot Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Alla Digilova